CONFIDENTIAL TREATMENT REQUESTED BY KARUNA THERAPEUTICS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Karuna Therapeutics
Registration Statement on Form S-1
File No. 333-231863
CIK No. 0001771917

Ladies and Gentlemen:

On behalf of Karuna Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 26, 2019 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on March 29, 2019, resubmitted to the Commission on May 2, 2019 and May 22, 2019, and subsequently filed by the Company with the Commission on May 31, 2019 (File No. 333-231863) (the “Registration Statement”), we submit this supplemental letter to further address comment 7 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is

June 7, 2019

accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

7.

Once you have an estimated offering price range, please explain to us the reasons for any differences between the recent valuations of your common shares leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of December 31, 2017, August 2, 2018, March 15, 2019 and

CONFIDENTIAL TREATMENT REQUESTED BY KARUNA THERAPEUTICS, INC.

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May 16, 2019. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company’s recent common stock valuations were prepared using an option pricing method.

As further described below, the assumptions used by the Company in its four most recent valuations were as follows:

	IPO Scenario		Sale Scenario		Indicated Fair Value per Share of Common Stock
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM
December 31, 2017	NA	NA	100%	33%	$9.14
August 2, 2018	45%	0%	55%	24%	$9.44
March 15, 2019	60%	0%	40%	24%	$11.95
May 16, 2019	80%	0%	20%	23%	$14.25

December 31, 2017 Valuation

The fair value of the Company’s common stock of $9.14 per share at December 31, 2017 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm. This valuation was used to support the fair value of the Company’s common stock with respect to options granted in March 2018 and May 2018. Between December 31, 2017 and May 2018, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $9.14 per share from December 31, 2017 and May 2018. This valuation utilized the option pricing method (“OPM”). The OPM treats common securities and preferred securities as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common and preferred shares have value only if the funds available for distribution to stockholders are expected to exceed the value of the preferred security liquidation preference at the time of the liquidity event, such as a strategic sale or a merger. The value of the Company’s common stock was based in part on a Discounted Cash Flow (“DCF”) analysis. The DCF analysis is based on management’s projection of future revenues and costs. The future cash flows are adjusted for the cost of capital and clinical risk of the program to arrive at a risk-adjusted present-day value of the future cash flows and fair value of equity. The valuation only assumed a non-IPO liquidity event, such as a strategic sale or merger due to the fact that management was not able to forecast the probability or timing of an IPO liquidity at the time of the valuation due to the early stage of development of the Company’s sole product candidate. The non-IPO scenario reflected the senior liquidation preferences of the Series Seed Preferred Stock in the event the preferred stock

CONFIDENTIAL TREATMENT REQUESTED BY KARUNA THERAPEUTICS, INC.

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is not converted to common stock, and additionally a discount for lack of marketability was applied of approximately 33%.

August 2, 2018 Valuation

The fair value of the Company’s common stock of $9.44 per share at August 2, 2018 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm. This valuation was used to support the fair value of the Company’s common stock with respect to options granted in August 2018, September 2018 and October 2018. This valuation utilized the OPM. The value of the Company’s common stock was based in part on the consideration paid by the Company’s preferred stock investors on August 1, 2018 and August 2, 2018, which was $13.46 per share of Series A Preferred Stock. The valuation assumed a 45% probability of an IPO and a 55% probability of a non-IPO liquidity event. The non-IPO scenario reflected the senior liquidation preferences of the Series Seed Preferred Stock and Series A Preferred Stock in the event the preferred stock is not converted to common stock, and additionally a discount for lack of marketability was applied to the non-IPO scenario of 24%. There was no discount for lack of marketability applied to the IPO scenario. For each scenario, the discount for lack of marketability was determined through a differential put option methodology between Series A preferred stock and common stock. Based on the weighting of the two scenarios and the respective discount for lack of marketability applied in each scenario, the overall discount for lack of marketability of common stock was approximately 13%.

March 15, 2019 Valuation

The fair value of the Company’s common stock of $11.95 per share at March 15, 2019 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm. This valuation was used to support the fair value of the Company’s common stock with respect to options granted in March 2019 and April 2019. This valuation utilized the OPM. The value of the Company’s common stock was based in part on the consideration paid by the Company’s preferred stock investors on March 15, 2019, which was $15.14 per share of Series B Preferred Stock. The main drivers for the increase in price from the August 2, 2018 valuation were driven by the initiation and enrollment of patients in the Company’s Phase 2 clinical trial, as well as two blinded reviews from the Independent Safety Monitoring Committee (“ISMC”) meetings with no recommended changes to the protocol. The valuation assumed a 60% probability of an IPO and a 40% probability of a non-IPO liquidity event. The non-IPO scenario reflected the senior liquidation preferences of the Series Seed Preferred Stock, Series A Preferred Stock and Series B Preferred Stock in the event the preferred stock is not converted to common stock, and additionally a 24% discount for lack of marketability was applied to the non-IPO scenario. There was no discount for lack of marketability applied to the IPO scenario. For each scenario, the discount for lack of marketability was determined through a differential put option methodology between Series B

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Preferred Stock and common stock. Based on the weighting of the two scenarios and the respective discount for lack of marketability applied in each scenario, the overall discount for lack of marketability of common stock was approximately 10%.

May 16, 2019 Valuation

The fair value of the Company’s common stock of $14.25 per share at May 16, 2019 was determined by the Company with the assistance of an independent third-party valuation firm. This valuation was used to support the fair value of the Company’s common stock with respect to Restricted Stock Units (“RSUs”) granted in May 2019. This valuation utilized the OPM. The value of the Company’s common stock was based in part on the consideration paid by the Company’s Series B preferred stock investors on March 15, 2019 as well as in subsequent closings on March 28, 2019 and April 8, 2019. The main drivers for the increase in price from the March 15, 2019 valuation were the continued enrollment of patients in the Company’s Phase 2 clinical trial, the issuance of U.S. Patent No. 10,238,643 by the United States Patent and Trademark Office that is directed to the combination of xanomeline and trospium, as well as the Company’s submission of a confidential draft registration statement to the SEC. The valuation assumed an 80% probability of an IPO and a 20% probability of a non-IPO liquidity event. The non-IPO scenario reflected the senior liquidation preferences of the Series Seed Preferred Stock, Series A Preferred Stock and Series B Preferred Stock in the event the preferred stock is not converted to common stock, and additionally a discount for lack of marketability was applied to the non-IPO scenario of 23%. There was no discount for lack of marketability applied to the IPO scenario. For each scenario, the discount for lack of marketability was determined through a differential put option methodology between Series B Preferred Stock and common stock. Based on the weighting of the two scenarios and the respective discount for lack of marketability applied in each scenario, the overall discount for lack of marketability of common stock was approximately 5%.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Prior to May 31, 2019, the Company and underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

CONFIDENTIAL TREATMENT REQUESTED BY KARUNA THERAPEUTICS, INC.

June 7, 2019

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common stock as of May 16, 2019 of $14.25 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following additional factors, including developments with respect to the Company’s business that occurred subsequent to May 16, 2019:

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the May 16, 2019 valuation, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than its IPO including the consideration of preferred stock liquidation preferences and discount for lack of marketability estimates.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	Since May 16, 2019, the Company made further progress in the advancement of its lead development program and the execution of its business strategies, including:

•	The continued enrollment of its Phase 2 clinical trial for the treatment of psychosis in schizophrenia; and

•	The expansion of the Company’s employee headcount from 15 full time employees to 17 full time employees to support both development and operations.

•	In May 2019, the Company held “testing-the-waters” meetings, at which the Company received feedback from potential investors.

•	On May 31, 2019 the Company publicly filed its Registration Statement on Form S-1.

•

There have been at least eleven biotechnology companies successfully completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company in pursuing and completing initial public offerings.

CONFIDENTIAL TREATMENT REQUESTED BY KARUNA THERAPEUTICS, INC.

June 7, 2019

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with ready access to the public equity and debt markets.

•

The price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in prior valuations of the Company’s common stock, but the Company or the underwriters for the offering believe are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 620 8th Avenue, New York, New York 10018.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY KARUNA THERAPEUTICS, INC.

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If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 459-7234.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Seo Salimi
Seo Salimi, Esq.

cc:	Dr. Steven M. Paul, Karuna Therapeutics, Inc.

Troy Ignelzi, Karuna Therapeutics, Inc.

Mitch Bloom, Esq., Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY KARUNA THERAPEUTICS, INC.